FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40 -F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Australia and New Zealand Banking Group Limited
ACN 005 357 522

Company Secretary’s Office			Telephone:	61-3 9273 6130
6/100 Queen Street, Melbourne 3000			Facsimile:	61-3 9273 6142

1300 300 021

To:	Company Announcements Platform
Australian Stock Exchange Limited
SYDNEY

From:	Minas Frangoulis
Shares and Listings Manager
Australia and New Zealand Banking Group Limited

Date:	19 January 2004	No. of Pages:	1	Priority: High
(including this)

IMPORTANT

This facsimile contains information that is confidential and which may be legally privileged.  If you are not the intended recipient, you must not read, use, distribute or copy this facsimile.  If you are not the intended recipient, please notify us immediately by phone (reverse charges) and return the original facsimile to us by mail at our expense.  Thank you.

Please find below an announcement for immediate release.

ANZ APEP and APEP Plus
Relevant Interest in ANZ Shares

Australia and New Zealand Banking Group Limited (ANZ) is required to disclose to the Australian Stock Exchange the percentage of its shares in which it has an interest as a result of put options granted to clients under the ANZ Protected Equity Portfolio and ANZ Protected Equity Portfolio Plus products.

As at 16 January 2004, ANZ held a relevant interest in 81,893 fully paid ordinary shares in ANZ, comprising of 0.0045% of the issued share capital of ANZ.

Yours sincerely,

Karen Ka-Leng Phillips

Company Secretary

Media Release

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 28 January 2004

Greg Clark to join the ANZ Board

The Chairman of Australia and New Zealand Banking Group Limited Mr Charles Goode, today announced the appointment of Mr Gregory Clark to the ANZ Board of Directors effective 1 February 2004.

Mr Clark is Principal of Clark Capital Partners, a firm based in the United States that advises internationally on technology and the technology market place.  He is also a Director of James Hardie Industries.

Previous appointments in technology include: President and Chief Operating Officer of Loral Space and Communications; Executive Committee member of News Corporation and President of News Technology Group; and Vice-Chairman of Knowledge Universe - a US company involved in technology incubation.  Earlier, he spent 14 years at IBM including roles as Group Leader of IBM’s Research Division and Director of Technology for IBM Australia and New Zealand.

He holds a Bachelor of Science (Hons) from the University of Tasmania and a PhD in Physics from the Australian National University and is a fellow of the Australian Academy of Technological Sciences and Engineering, the American Physical Society, and the New York Explorers Club.  Mr Clark was a member of the Australian Prime Minister’s Science and Engineering Council from 1992 until 1999.

In announcing Mr Clark’s appointment, Mr Goode said: “We are delighted to have someone of Mr Clark’s calibre and technological background join the Board.”

“He brings with him the benefits of international experience and a distinguished career in microelectronics, computing and communications.  Mr Clark will especially assist the Board in its deliberations in the area of technology, which is a complex area and one of the major opportunities and challenges facing banking in the 21st Century,” Mr Goode said.

Mr Clark was born in Tasmania, and is an Australian citizen.  He is currently based in the United States but also resides in Sydney.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Australia and New Zealand Banking Group Limited
ACN 005 357 522

Company Secretary’s Office			Telephone:	61-3 9273 6130
6/100 Queen Street, Melbourne 3000			Facsimile:	61-3 9273 6142

1300 300 021
To:	Company Announcements Platform
Australian Stock Exchange Limited
SYDNEY

From:	Minas Frangoulis
Shares and Listings Manager
Australia and New Zealand Banking Group Limited

Date:	6 February 2004	No. of Pages:	1	Priority: High
(including this)

IMPORTANT

This facsimile contains information that is confidential and which may be legally privileged.  If you are not the intended recipient, you must not read, use, distribute or copy this facsimile.  If you are not the intended recipient, please notify us immediately by phone (reverse charges) and return the original facsimile to us by mail at our expense.  Thank you.

Please find below an announcement for immediate release.

ANZ APEP and APEP Plus
Relevant Interest in ANZ Shares

Australia and New Zealand Banking Group Limited (ANZ) is required to disclose to the Australian Stock Exchange the percentage of its shares in which it has an interest as a result of put options granted to clients under the ANZ Protected Equity Portfolio and ANZ Protected Equity Portfolio Plus products.

As at 30 January 2004, ANZ held a relevant interest in 81,893 fully paid ordinary shares in ANZ, comprising of 0.0045% of the issued share capital of ANZ.

Yours sincerely,

Tim Paine
Company Secretary

Media Release

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 10 February 2004

ANZ releases annual Customer Charter report

ANZ today released its 2003 Customer Charter Annual Report providing a detailed review of its performance against the ten service promises made by ANZ to its customers.

ANZ Chief Executive Officer Mr John McFarlane said:  “We set out on a five-year program in 2001 to radically change our personal banking businesses and to make it easier for customers to do business with us.

“We have made some real progress in a number of areas.  We have given more autonomy to people in our branches to serve customers better.  We have introduced new products such as our low-cost transaction accounts.  Benchmarks for service have been established through initiatives like the Customer Charter and we have enabled staff to play an active role in their local community through the ANZ Community Fund,” Mr McFarlane said.

Highlights from the Customer Charter Report for the year ending 30 September 2003 include:

•      A strong performance in fast account opening for personal banking, personal loans and car loans.

•      The average branch queue waiting time has fallen significantly from 3 minutes in 2002 to 1.9 minutes in 2003 against the 5-minute target.

•      The target to answer calls to ANZ’s 13 13 14 customer service number within 1 minute was achieved for 85% of calls in 2003, and improved to over 90% by the end of the year.

•      A strong performance in 24-hour, 7-day accessibility of electronic channels including telephone and ATM banking with availability consistently above 99%.

•      11% fewer complaints in 2003 than in 2002 marking a significant improvement.

“While these results represent good progress, results in some areas have been disappointing.  There were mitigating circumstances for some issues such as high mortgage demand and technology issues but we need much faster progress on some of the service issues that concern our customers most – particularly branch queues at peak times and resolving day-to-day complaints,” Mr McFarlane said.

The 4 key service priorities for 2004 identified in the Customer Charter Annual Report were:

•      Making faster progress on branch queues in peak periods - 30% of customers were still waiting more than 5 minutes to be served in a sample of branches.

•      Continuing to reduce the number of complaints and answering them much faster - while prompt action reduced the number of complaints, only 56% of complaints received were resolved within 10 working days, versus 70% in 2002.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

•      Reducing processing backlogs, particularly in mortgages – the backlogs followed record home lending applications (up 131% in 2003) and resulted in $100,750 of fees being refunded to customers, compared with $26,260 refunded in 2002.

•      Answering more calls within 1 minute - 85% of calls to ANZ’s 13 13 14 customer service number were answered within one minute compared with 89% of calls in 2002.  This was primarily the result of a significant increase in call numbers in December 2002 and January 2003 following technology issues that affected customers’ day-to-day banking.  Performance has improved significantly since then and was above 90% in the final months of 2003.

Mr McFarlane commented: “Based on the results of the 2003 report, I have met with the leadership group in our personal banking businesses and congratulated them on those areas of progress, while ensuring they take personal accountability for delivering an improvement during 2004 in the areas of service where we need to make greater and more rapid progress.

“Elmer Funke Kupper who heads our Personal Banking and Wealth Management business will lead this work supported by the head of Personal Banking in Australia, Satyendra Chelvendra, and by our Mortgages and Consumer Finance businesses.

“We are serious about making a difference on these issues and there are already tangible results for our customers.  For example, our Customer Advocate has made substantial progress in resolving more complex, long-running customer complaints and disputes.   As a result, complaints by ANZ customers to the Banking and Financial Services Ombudsman fell by over 6% in 2003.

“Similarly, at our branches and call centres we have increased the discretions available to staff to help resolve customer complaints on the spot.  As a result we received 11% fewer complaints in 2003.  Now, we clearly need to focus our attention on faster resolution of the complaints that can’t be immediately addressed by our customer service staff.

“It is only when we can fully resolve issues of basic service and our customers consistently find ANZ easy to do business with, that we will meet our aspiration of being among the best-managed, most efficient and most successful banks,” Mr McFarlane said.

ANZ launched its Customer Charter in October 2001 and expanded it in May 2002.  It is one of a series of customer and community initiatives launched since 2001, including the introduction of new, low-cost transaction accounts, a basic banking account for Centrelink recipients and fee-free transaction banking for customers aged 60 and over.

A full copy of the ANZ Customer Charter Annual Report can be found at www.anz.com.  The report has been independently reviewed by accounting firm KPMG.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

Media Release

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 12 February 2004

ANZ completes A$2.3 billion dual tranche senior issue

On Wednesday 11 February, Australia and New Zealand Banking Group Limited (ANZ), through Joint Lead managers J.P. Morgan Securities Ltd., Morgan Stanley and UBS Investment Bank, priced €800 million five year fixed rate notes and £400 million three year floating rate notes under the ANZ Euro Medium Term Note Programme.

The transactions followed an extensive two team Roadshow in which ANZ met with around 60 investors in 17 key locations in Europe and Asia.

A dual tranche senior issue was launched on the strength of positive feedback from accounts visited on the roadshow and the wider investor base.

€ Benchmark Fixed Rate Issue

The fixed rate Euro issue was launched at mid-swaps +15 basis points area.  The book quickly grew with orders from 80 investors totalling €1.3 billion.  This momentum enabled pricing to be tightened to mid-swaps +14 basis points for a €800 million issue.

£ Benchmark Floating Rate Issue

Significant follow-on demand, particularly from UK investors, allowed ANZ to launch a £ 3-year floating rate note.  Over a short period, the order book grew close to £700m, enabling a £400 million transaction to be priced at £ Libor + 6 basis points, the tight end of the initial marketing range.

Co-managers were Banco Commercial Portugues, Danske Bank, Landesbank Baden-Wurttemberg Girozentrale and Royal Bank of Canada.

ANZ Group Treasurer Mike Dontschuk said: “We have raised over A$2.3 billion in total, making this transaction one of the largest senior funding issues from an Australian borrower in offshore markets and once again, it demonstrates the bank’s ability to secure the confidence of offshore markets.”

Contacts

Mike Dontschuk	Ross Glasscock
Group Treasurer	Executive Treasurer, Group Wholesale Funding
613 9273 2072	613 9273 1467

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	81,695

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

81,695 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	589 shares	At Nil consideration
		2,500 shares	at $10.48 each
		1,000 shares	at $12.98 each
		60,000 shares	at $13.62 each
		12,135 shares	at $13.91 each
		3,500 shares	at $14.20 each
		1,375 shares	at $16.33 each
		596 shares	at $17.34 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	81,695 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,596 shares	21 January 2004
		2,625 shares	23 January 2004
		750 shares	27 January 2004
		2,750 shares	28 January 2004
		750 shares	29 January 2004
		2,010 shares	30 January 2004
		61,214 shares	02 February 2004
		4,000 shares	05 February 2004
		2,250 shares	06 February 2004
		2,250 shares	09 February 2004
		1,500 shares	10 February 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,805,573,382	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,325,118	Options on issue
		350,000	2003 Redeemable Preference Shares.
		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the + securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+	See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

 •                  the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all + securities quoted on ASX (including the securities in clause 38) (now go to 43)
All entities Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 12 February 2004
Secretary

Print name:	Timothy Paine

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of + securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,482

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

101,482 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	750 shares	at $12.98 each
		86,000 shares	at $13.62 each
		12,375 shares	at $13.91 each
		2,250 shares	at $14.20 each
		107 shares	at $17.34 each

6	Purpose of the issue
	(If issued as consideration for the acquisition of assets, clearly identify those assets)	101,482 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	60,000 shares 1,500 shares	07 January 2004 08 January 2004
		1,500 shares	09 January 2004
		3,047 shares	12 January 2004
		26,750 shares	13 January 2004
		750 shares	14 January 2004
		1,500 shares	15 January 2004
		3,000 shares	16 January 2004
		750 shares	19 January 2004
		2,685 shares	20 January 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,805,491,687	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,519,694	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)
All entities
Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 22 January 2004
Secretary

Print name:	Timothy L’Estrange

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

		By:	/s/ Garry White
Assistant Company Secretary
(Signature)*

Date	16 February 2004

* Print the name and title of the signing officer under his signature.